Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement Nos. 333-261436-09 and 333-261436

***PRICED*** $2bln Honda Auto Receivables 2024-3 Owner Trust (HAROT 2024-3)

Joint Bookrunners : J.P. Morgan (struc), Barclays, Societe Generale, SMBC

Co-Managers : ANZ, BNY, BofA, ING

TOTAL OFFERED

CL	AMT($MM)	AMT($MM)	WAL	MDY/F	P.WIN	E.FNL	L.FNL	BENCH	SPREAD	YLD%
A1	542.000	514.900	0.27	P-1/F1+	1-7	03/25	08/25	I-Curve	+12	5.320
A2	697.800	662.910	1.04	Aaa/AAA	7-19	03/26	02/27	I-Curve	+48	4.948
A3	768.000	729.600	2.33	Aaa/AAA	19-38	10/27	03/29	I-Curve	+63	4.621
A4	97.470	92.590	3.17	Aaa/AAA	38-38	10/27	11/30	I-Curve	+69	4.558

Expected Settle : 08/21/24	Registration : SEC Registered
First Pay Date : 09/23/24	ERISA Eligible : Yes
Expected Ratings : Moody's, Fitch	Px Speed : 1.30% ABS to 10% Clean-Up Call
Ticker : HAROT 2024-3	Min Denoms : $1k x $1k
Bill & Deliver : J.P. Morgan
Expected Pricing : PRICED	Available Information:
CUSIPs : A1 43813YAA0 *	Prelim Prospectus : Attached
A2 43813YAB8 *	Ratings FWP : Attached
A3 43813YAC6 *	IntexNet/CDI : Separate Message
A4 43813YAD4

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 800-408-1016 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.